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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.       )*
                                            ------

                                AARON RENTS, INC.
                       ----------------------------------
                                (Name of Issuer)


                              CLASS B COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)

                                    002535201
                       ----------------------------------
                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of  5  Pages
                                        ---

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CUSIP No. 002535201                   13G                 Page  2  of  5  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                    SKYLINE ASSET MANAGEMENT, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
                    NOT APPLICABLE

-------------------------------------------------------------------------------
 (3) SEC Use Only



-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

                    DELAWARE

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              NONE
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              289,000
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              NONE
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              289,000
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

                    289,000
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

                    NOT APPLICABLE
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

                    5.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

                    IA - INVESMENT ADVISER
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                       Securities and Exchange Commission
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


Check the following box if a fee is being paid with this statement:   /X/

Item 1(a)- Name of Issuer:

          AARON RENTS, INC.

      (b)- Address of Issuer's Principal Executive Offices:

          309 EAST PACES FERRY RD., NE
          ATLANTA, GEORGIA 30305

Item 2(a)- Name of Person Filing:

          THE SHARES REPORTED HEREIN ARE HELD BY SKYLINE ASSET MANAGEMENT, L.P. ("SKYLINE") AS INVESTMENT ADVISER TO CERTAIN CLIENT ACCOUNTS ("ACCOUNTS") OVER WHICH SKYLINE EXERCISES DISCRETION.

      (b)- Address of Principal Business Office:

          311 SOUTH WACKER DRIVE, SUITE 4500
          CHICAGO, IL 60606

      (c)- Citizenship:

          SKYLINE ASSET MANAGEMENT, L.P. IS A DELAWARE LIMITED PARTNERSHIP.

      (d)- Title of Class of Securities:

          CLASS B COMMON STOCK

      (e)- CUSIP Number:

          002535201


Page 3 of  5.

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Item 3- Type or Person:

      (e) INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940.

Item 4- Ownership (at December 31, 1995):

      (a)- Amount owned "beneficially" within the meaning of rule 13d-3:

       289,000 SHARES

      (b)- Percent of class:

       5.1%

      (c)- Number of shares as to which such person has:

        (i)-   Sole voting power                       NONE

        (ii)-  Shared voting power                     289,000 SHARES *

        (iii)- Sole dispositive power                  NONE

        (iv)-  Shared dispositive power                289,000 SHARES *

* THE FILING OF THIS SCHEDULE 13G SHALL NOT BE CONSTRUED AS AN ADMISSION THAT SKYLINE IS, FOR PURPOSES OF SECTION 13(d) AND 13(g) OF THE SECURITIES EXCHANGE ACT OF 1934, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS STATEMENT. HOWEVER, PURSUANT TO RULE 13d-3(a), THE 289,000 SHARES BENEFICIALLY OWNED BY THE ACCOUNTS, WITH RESPECT TO WHICH SKYLINE HAS BEEN DELEGATED SHARED VOTING POWER AND SHARED DISPOSITIVE POWER, ARE CONSIDERED TO BE SHARES BENEFICIALLY OWNED BY SKYLINE SOLELY BY REASON OF SUCH DESIGNATED POWERS.

Item 5- Ownership of Five Percent or Less of a Class:

     NOT APPLICABLE.

Item 6- Ownership of More than Five Percent on Behalf of Another Person:

     THE SHARES REPORTED HEREIN HAVE BEEN ACQUIRED BY SKYLINE ON BEHALF OF THE ACCOUNTS. PERSONS OTHER THAN SKYLINE ARE ENTITLED TO RECEIVE ALL DIVIDENDS FROM, AND PROCEEDS FROM THE SALE OF, THOSE SHARES.


Page 4 of 5.

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Item 7- Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company:

     NOT APPLICABLE.

Item 8- Identification and Classification of Members of the Group:

     NOT APPLICABLE.

Item 9- Notice of Dissolution of Group:

     NOT APPLICABLE.

Item 10- Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     2-13-96
      --------------

                              SKYLINE ASSET MANAGEMENT, L.P.

                              By: /s/ Scott C. Blim
                                  --------------------------
                                   Scott C. Blim

                              Its:  Chief Operating Officer
                                    ------------------------


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